Exhibit 99.1

Sierra Metals Restarting Operations in Peru and Prepares to Ramp up to Full Capacity

TORONTO--(BUSINESS WIRE)--June 5, 2020--Sierra Metals Inc. (TSX: SMT) (BVL: SMT) (NYSE AMERICAN: SMTS) ("Sierra Metals" or "the Company") announces that the Peruvian Government has activated phase two of its economic recovery plan effective June 5, 2020. Phase two includes mining and mining-related activities in Peru. The Company will begin to recall required furloughed employees and contractors and will start to progressively ramp the mine operations back up to full capacity.

In Mexico, the Government deemed mining an essential service effective June 1, 2020, as previously discussed in the May 25, 2020 press release. The Company has recalled employees from the Bolivar Mines to enter a COVID-19 screening process, allowing the Company to control the risk of new infections and contamination at the mine. The Cusi Mine remains in care and maintenance for the time being, and management continues to evaluate the best path forward to complete needed development and to reach throughput targets.

The Company continues to focus on the health, safety, and well-being of its workforce. All employees recalled and reporting for duty will complete a testing and screening process, including a quarantine period before they can join the active workforce at both the Yauricocha and Bolivar Mines. Daily monitoring also continues for all employees while working at the mines. The Company is doing everything it can to protect its employees and take care of their families while protecting our active workforces to prevent any labour disruptions at the mines.

Luis Marchese, CEO of Sierra Metals, stated: "I am very pleased that we are now in a position to ramp-up our Yauricocha Mine to normal levels with the prescribed health protocols and guidelines from the Government. It is important to highlight that our Yauricocha Mine has the operational flexibility to recover some of the lost production during the COVID-19 state of emergency. We will continue emphasizing the health and well-being of our employees and of the communities in which we operate as we normalize operations."

About Sierra Metals

Sierra Metals is a Canadian based growing polymetallic mining company with production from its Yauricocha Mine in Peru, and it's Bolivar and Cusi Mines in Mexico. The Company is focused on increasing production volume and growing mineral resources. Sierra Metals has recently had several new discoveries and still has additional brownfield exploration opportunities at all three mines in Peru and Mexico that are within or close proximity to the existing mines. Additionally, the Company has large land packages at all three mines with several prospective regional targets providing longer-term exploration upside and mineral resource growth potential.

The common shares of the Company are listed and posted for trading on the Bolsa de Valores de Lima and on the Toronto Stock Exchange under the symbol "SMT" and on the NYSE American Exchange under the symbol "SMTS".

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Forward-Looking Statements

This press release contains "forward-looking information" and "forward-looking statements" within the meaning of Canadian and U.S. securities laws (collectively, "forward-looking information"). Forward-looking information includes, but is not limited to, statements with respect to the date of the 2020 Shareholders' Meeting and the anticipated filing of the Compensation Disclosure. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects", "anticipates", "plans", "projects", "estimates", "assumes", "intends", "strategy", "goals", "objectives", "potential" or variations thereof, or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking information.

Forward-looking information is subject to a variety of risks and uncertainties, which could cause actual events or results to differ from those reflected in the forward-looking information, including, without limitation, the risks described under the heading "Risk Factors" in the Company's annual information form dated March 30, 2020 for its fiscal year ended December 31, 2019 and other risks identified in the Company's filings with Canadian securities regulators and the United States Securities and Exchange Commission, which filings are available at www.sedar.com and www.sec.gov, respectively.

The risk factors referred to above are not an exhaustive list of the factors that may affect any of the Company's forward-looking information. Forward-looking information includes statements about the future and is inherently uncertain, and the Company's actual achievements or other future events or conditions may differ materially from those reflected in the forward-looking information due to a variety of risks, uncertainties and other factors. The Company's statements containing forward-looking information are based on the beliefs, expectations and opinions of management on the date the statements are made, and the Company does not assume any obligation to update such forward-looking information if circumstances or management's beliefs, expectations or opinions should change, other than as required by applicable law. For the reasons set forth above, one should not place undue reliance on forward-looking information.

Contacts

Mike McAllister, CPIR
VP, Investor Relations
+1 (416) 366-7777
info@sierrametals.com